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                              May 9, 2022

       Edward Robinson
       Chief Executive Officer
       Bright Green Corp
       401 East Las Olas Blvd.
       Suite 1400
       Ft. Lauderdale, FL 33301

                                                        Re: Bright Green Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 6, 2022
                                                            File No. 333-263918

       Dear Mr. Robinson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Risk Factors
       Risks Related to Ownership of Our Common Stock
       The choice of forum provision in our planned amended and restated bylaws, page 22

   1. We note your response to our prior comment 1 and reissue the comment in part. Please clearly state here as
well as in your revised disclosure on page 49 whether this provision applies to actions
arising under the Securities Act or Exchange Act. Additionally, please be certain your risk
factor disclosure includes the risks that your exclusive forum provision may result in
increased costs for investors to bring a claim.
 Edward Robinson
Bright Green Corp
May 9, 2022
Page 2

       You may contact Tracey Houser at 202-551-3736 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameEdward Robinson
                                                          Division of
Corporation Finance
Comapany NameBright Green Corp
                                                          Office of Life
Sciences
May 9, 2022 Page 2
cc:       Rob Condon
FirstName LastName